Exhibit 99.4

Dated [ ]
Territory of the Virgin Islands The BVI Business Companies Act, 2004

MEMORANDUM AND ARTICLES OF ASSOCIATION OF Eshallgo Inc A BVI business company limited by shares and continued into the British Virgin Islands on [Date]

[ - ]

Territory of the Virgin Islands

The BVI Business Companies Act 2004

Memorandum of Association

of

Eshallgo Inc

a company limited by shares

and continued into the British Virgin Islands on [date]

1	Name

The name of the Company at the date of its application of continuation into the British Virgin Islands is Eshallgo Inc. The name under which the Company proposes to continue into the British Virgin Islands is Eshallgo Inc.

2	Status

The Company is a company limited by shares.

3	Former jurisdiction

The Company was continued into the British Virgin Islands on the date set out above from its place of incorporation, Cayman Islands, where it was incorporated as on 16 July 2021.

4	Registered office and registered agent

4.1	The first registered office of the Company is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is Vistra (Cayman) Limited of P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

4.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

5	Capacity and power

5.1	The Company has, subject to the Act and any other Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of 5.1(a), full rights, powers and privileges.

5.2	There are no limitations on the business that the Company may carry on.

6	Number and classes of Shares

6.1	The authorised share capital of the Company is US$200,000,000 divided into 25,000,000,000 Shares of a par value of US$0.008 each, comprising (i) 22,500,000,000 class A ordinary shares of a par value of US$0.008 each (the Class A Ordinary Shares) and (ii) 2,500,000,000 class B ordinary shares of a par value of US$0.008 each (the Class B Ordinary Shares).

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

7	Designations powers preferences of Shares

7.1	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall confer upon the Member:

(a)	the right to one (1) vote on all matters subject to vote at general meetings of the Company;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Each Class B Ordinary Share shall confer upon the Member:

(a)	the right to four hundred (400) votes on all matters subject to vote at general meetings of the Company;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.3	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

7.4	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any Person who is not a Founder, an Affiliate of the Founder, or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Founder, an Affiliate of the Founder, or a Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

7.5	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

8	Variation of rights

The rights attached to Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

9	Rights not varied by the issue of Shares pari passu

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10	Registered Shares

10.1	The Company shall issue registered Shares only.

10.2	The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11	Transfer of Shares

11.1	A Share or fraction thereof may, subject to the provisions of the Articles, be transferred subject to the prior or subsequent approval of the Company contained in a Resolution of Members or a Resolution of Directors.

11.2	A holder of a Share or fractional Share in the Company may transfer a fraction of that Share or fractional Share, notwithstanding the fact that it was not issued in such fractional amounts, and such Share or fractional Share shall be deemed to have been issued by the Company in such resulting fractions ab initio.

11.3	The Members and/or the directors may in their absolute and unfettered discretion refuse to approve any intended transfer of a Share.

12	Amendment of Memorandum and Articles

The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 8 or 9 or this Clause 12.

13	Definitions and interpretation

13.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act 2004 (as amended) and includes the regulations made under the Act;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of Directors for the time being;

Chairman of the Board has the meaning specified in Regulation 13;

Class B Ordinary Share means a Class B ordinary share of a par value of US$0.008 in the capital of the Company;

Class A Ordinary Share means a Class A ordinary share of a par value of US$0.008 in the capital of the Company;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Designated Stock Exchange means NASDAQ Capital Market in the United States of America for so long as the Shares are there listed and any other stock exchange on which the Shares are listed for trading;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Director means any director of the Company, from time to time;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Electronic Communication means a communication sent by electronic means, including electronic posting to the Company’s website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by the Board of Directors;

Founder Affiliate means (a) each of the Founder’s legal spouse, parents, children and other lineal descendants (each, an “Immediate Family Member”); and (b) any trust for the benefit of the Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Founder and/or any of the Immediate Family Members through possession of voting power or investment power over Shares held by any such entity;

Founder means each of Mr. Zhidan Mao and Mr. Qiwei Miao;

Independent Director means a Director who is an independent director as defined in the applicable rules of the Designated Stock Exchange as determined by the Board of Directors;

Member means an Eligible Person whose name is entered, whether singly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

recognised exchange has the meaning specified in the Act;

Ordinary Shares means collectively the Class A Ordinary Shares and Class B Ordinary Shares;

Register of Members has the meaning specified in Regulation 2.5;

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company;

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

13.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

(f)	the term “virtual place” includes a discussion facility or forum with a telephonic, electronic or digital identifier; and

(g)	where a meeting of (i) Members; (ii) a class of Members; (iii) the Board of Directors; or (iv) any committee of the Board of Directors, is required to be convened for a place, such place may be a physical place, or a virtual place, or both, and where a meeting is convened for or including a virtual place any person, including the person duly appointed as the chairperson of such meeting, may attend such meeting by virtual attendance and such virtual attendance shall constitute presence in person at that meeting;

(h)	the term “virtual attendance” means attendance at a virtual place by means of conference telephone or other digital or Electronic Communications equipment or software or other facilities by means of which all the persons participating in the meeting can communicate with each other.

13.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

13.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

I,     , for the purpose of continuing a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association of the Company.

Dated the           day of             , 2026

Director of the Company

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Articles of Association

of

Eshallgo Inc

a company limited by Shares

1	Registered Shares

1.1	The Company may issue certificates signed by a Director or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Subject to the Act and the rules of the Designated Stock Exchange on which any Shares or other Securities may be listed (if so listed), the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.5	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange on which the Shares or other Securities are listed (if so listed) permit otherwise.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange on which any Shares or other Securities are listed (if so listed), the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and options to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act does not apply to the Company.

2.3	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5	Subject to Regulation 2.8, the Company shall keep a register (Register of Members) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Member.

2.6	The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

2.7	A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

2.8	Where the Company or any of its Shares is listed on a Designated Stock Exchange, the Company may keep a share register containing the information referred to in Regulation 2.5 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

2.9	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine. Notwithstanding the foregoing, the Directors may also issue options, warrants, other rights to acquire shares or convertible securities in connection with the Company’s shares listed on a Designated Stock Exchange.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.3 and that Member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1	Subject to the Memorandum, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

4.2	Where shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange.

4.3	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

4.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee's name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

4.5	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.2	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.3	Dividends may be paid in money, Shares or other property.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act; or

(c)	the Company acquires its own fully paid shares pursuant to section 59(1A) of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	Mortgages and charges of Shares

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

7.2	There shall be entered in the register of members at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in 7.2(a) and 7.2(b) are entered in the register of members.

7.3	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	Meetings and consents of Members

8.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles. Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

8.2	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at meetings of the Members. Unless otherwise required by the Act, the Memorandum or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to four hundred (400) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of four hundred (400) votes.

8.3	Upon the written request of Members entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

(a)	The director convening a meeting shall give not less than 7 days’ written notice of a meeting of Members to:

(b)	the other directors.

8.4	The director convening a meeting of Members may fix as the record date for determining those Members that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

8.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

Eshallgo Inc

I/We being a Member of the above Company HEREBY APPOINT [..] or failing him [..] of [..] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [..] day of [..], 20[..] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [..] day of [..], 20[..]

……………………………

Member

8.10	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the register of members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.11	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting at a virtual place shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by way of digital or Electronic Communications equipment or software or other facilities shall not invalidate the proceedings of that meeting.

8.12	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others.

8.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

8.14	At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

8.15	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place.

8.16	A resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll.

8.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.18	Any Member other than an individual may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual. A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing. The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

8.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.20	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.21	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

9	Directors

9.1	The directors of the Company prior to its continuation to the British Virgin Islands shall remain the same at the date of its continuation to the British Virgin Islands under the Act. Thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one and there shall be no maximum number of directors.

9.4	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

9.5	There is no age limit for Directors save that they must be at least eighteen years of age.

9.6	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

9.7	A director may be removed from office with or without cause by:

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy five per cent of the Members of the Company entitled to vote; or

(b)	a Resolution of Directors passed at a meeting of directors.

9.8	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.9	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the British Virgin Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(d)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(e)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise.

9.10	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.11	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.12	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.13	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.14	The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

9.15	A director is not required to hold a Share as a qualification to office.

10	Powers of Directors

10.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company. No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

10.2	If the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors.

10.3	The Directors may appoint a Director as chairman of the Board, as managing Director, or to any other executive office, for such period, and on such terms, including as to remuneration as they think fit. The appointee must consent in writing to holding that office. Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors. If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman.

10.4	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director, as Secretary and to any office that may be required, for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide. The Secretary or Officer must consent in writing to holding that office. A Director, Secretary or other Officer of the Company may not hold the office, or perform the services, of auditor.

10.5	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

10.6	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

10.7	The directors may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

10.8	The Board may be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

10.9	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.10	If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

10.11	If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.12	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.13	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.14	The continuing directors may act notwithstanding any vacancy in their body.

10.15	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.16	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.17	Section 175 of the Act shall not apply to the Company.

11	Proceedings of Directors

11.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

11.2	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

11.3	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A Director participating in this way is deemed to be present in person at the meeting.

11.4	The quorum for the transaction of business at a meeting of Directors shall be two unless the Directors fix some other number.

11.5	The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment. The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

11.6	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

11.7	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless: (a) his dissent is entered in the minutes of the meeting; or (b) he has filed with the meeting before it is concluded signed dissent from that action; or (c) he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent. A Director who votes in favour of an action is not entitled to record his dissent to it.

11.8	If the Company has only one Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.9	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.10	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors. A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director. A written resolution signed personally by the appointing Director need not also be signed by his alternate. A resolution in writing passed pursuant to this Regulation shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs.

11.11	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

12	Delegation of Powers

12.1	The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee. The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

12.2	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

12.3	For so long as Shares are listed on a Designated Stock Exchange, the Board shall, if required by the Designated Stock Exchange Rules, establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The committees shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law, subject to any exemptions permitted under the Designated Stock Exchange Rules and other applicable laws.

12.4	The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the British Virgin Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

12.5	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.6	Regulations 12.2(b) and 12.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.7	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	Officers

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a Chief Executive Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

14	Directors Interests and Conflicts

14.1	Subject to the Act, if a Director has an interest in a transaction entered into, or to be entered into, by the Company or by a subsidiary of the Company which conflicts materially with the Director’s duty to the Company, the Director must disclose that interest to the Board and must not vote on the transaction, unless the majority of the non-interested Directors have approved the transaction.

14.2	Subject to any conflict of duty, a Director is not required to account to the Company or its Members for any benefit the Director derives from any matter or from office or employment with another entity if the Director’s interest is disclosed before the matter, his appointment or employment is entered into.

14.3	A Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	Indemnity and Insurance

15.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the British Virgin Islands or elsewhere.

15.2	No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

15.3	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty, fraud, willful default or willful neglect: (a) an existing or former Director (including alternate Director), Secretary or Officer or auditor of (i) the Company; (ii) a company which is or was a subsidiary of the Company; (iii) a company in which the Company has or had an interest (whether direct or indirect); and (b) a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

16	Records

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

(e)	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(f)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(g)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

16.2	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

16.3	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

16.4	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	Registers of charges

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	Seal

The Company may, but need not, have a seal. If the Company has a Seal, the following provisions apply: (a) the Board shall provide for the safe custody of the Seal; (b) the Seal may only be used with the authority of the Board; (c) every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or the Secretary or another person designated for this purpose by the Board; and (d) the Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors.

20	Accounts

20.1	The Company shall keep records that are sufficient to show and explain the Company's transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

20.4	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Members or a Resolution of Directors.

20.5	The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

20.6	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

20.7	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.8	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.9	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.10	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company's profit and loss account and balance sheet are to be presented.

21	Notices

21.1	Subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be: (a) in writing signed by or on behalf of the giver in the manner set out below for written notices; or (b) in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with the applicable Electronic Record requirements; or (c) by the Company by means of a website.

21.2	A notice may only be given to the Company in an Electronic Record if: (a) the Directors so resolve or otherwise accept the notice; or (b) any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

21.3	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.4	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	Winding Up

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of Members and any other sanction required by the Act, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in a trustee upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities upon which there is any liability.

23	Amendment of Memorandum and Articles

23.1	Subject to the Act, the Company may amend the Memorandum or these Articles by a Resolution of Members or, save in respect of any amendment of the provisions of the Memorandum referred to in section 8(1A) of the Act, by a Resolution of Directors, provided that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or these Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or these Articles;

(c)	in circumstances where the Memorandum or these Articles cannot be amended by the Members;

(d)	where it is contrary to the Designated Stock Exchange Rules.

I,     , for the purpose of continuing a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association of the Company.

Dated the            day of            , [● ]

Director of the Company